October 11, 2019

Garo Kholamian
Principal Executive Officer
GK Investment Property Holdings II LLC
257 East Main Street, Suite 200
Barrington, IL 60010

       Re: GK Investment Property Holdings II LLC
           Offering Statement on Form 1-A
           Filed September 17, 2019
           File No. 024-11074

Dear Mr. Kholamian:

        We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed September 17, 2019

Plan of Distribution, page 20

1. We note that you intend to hold closings for this offering solely in your own discretion.
       Please provide more information as to how these contemplated closings will work in conjunction with this offering. For example, provide with more detail regarding the mechanics of your offering, including a discussion of what factors will go into deciding when to hold additional closings and what rights subscribers may have after remitting payment, but prior to a closing.
Prior Performance Summary, page 49

2. Please balance your prior performance narrative summary by discussing any material adverse business developments or conditions experienced by the prior programs or confirm that all such developments have already been disclosed.
 Garo Kholamian
GK Investment Property Holdings II LLC
October 11, 2019
Page 2
Prior Performance Tables, page A-1

3. Please tell us why you have not included DeMarcay Development Preferred Partners or
         GK Secured Income V in Tables I and II.
4. Please tell us why you have not included GK Investment Holdings, DeMarcay Developed
         Preferred Partners or GK Secured Income V in Table III.
5. Please tell us why you have not included GDH Investments in Table IV. Table II, page A-3

6. Please revise to present aggregate payments from other programs which have closed in the past three years but are not otherwise required to be disclosed, or tell us your basis for omitting the disclosure.
Table IV, page A-5

7. Please revise to present the duration (in months) and the median annual leverage of the programs disclosed, or tell us your basis for omitting the disclosure. Balance Sheet, page F-3
FirstName LastNameGaro Kholamian
8. Your disclosure on pages 28 and 43 indicates that Mr. Kholamian owns 100% of the
Comapany NameGK Investment Property Holdings II LLC tell us why this interest has not been membership interests in your Class A Units. Please
October 11, 2019 Page balance sheet.
       recorded on the 2
FirstName LastName
 Garo Kholamian
FirstName LastNameGaro Kholamian
GK Investment Property Holdings II LLC
Comapany NameGK Investment Property Holdings II LLC
October 11, 2019
October 11, 2019 Page 3
Page 3
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact William Demarest at (202) 551-3432 or Kristi Marrone at
(202) 551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Erin E. Martin at
(202) 551-
3391 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction